UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2023

Commission File Number: 001-40412

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VICINITY MOTOR CORP.

(Translation of registrant’s name into English)

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3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

The information contained in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 of this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-258876).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2022.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2022 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2022.
99.4	Consent of PricewaterhouseCoopers LLP, dated March 30, 2023.
99.5	Press release dated March 30, 2023 – Vicinity Motor Corp. Reports Fourth Quarter and Full Year 2022 Financial Results.
99.6	Form 52-109F1 Certification of Annual Filings by CEO (pursuant to Canadian regulations).
99.7	Form 52-109F1 Certification of Annual Filings by CFO (pursuant to Canadian regulations).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp. (Registrant)

Date: March 30, 2023	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer